Exhibit 99.B(h)(3)(c)

AMENDMENT TO
ADMINISTRATION AND FUND ACCOUNTING AGREEMENT

AMENDMENT made as of the 1st day of July, 2009, to that certain Administration and Fund Accounting Agreement entered into as of July 1, 2006 (the “Agreement”) by and between (i) The Victory Portfolios and The Victory Variable Insurance Funds, both Delaware statutory trusts (each, a ‘Trust” and, together, the “Trusts”) on behalf of those investment company portfolios listed on Schedule D which may be amended from time to time (each, a “Fund” and, together, the “Funds”) in the case of both the Trusts and the Funds, individually and not jointly and (ii)Victory Capital Management Inc. (“VCM”), a New York corporation.  All capitalized terms used but not defined herein shall have the meanings given to them in the Agreement.

WHEREAS, VCM acts as administrator and fund accountant for the Funds;

WHEREAS, the Trusts and VCM wish to enter into this Amendment to the Agreement to extend the term of the Agreement and revise certain other provisions of the Agreement;

NOW, THEREFORE, in consideration of the mutual covenants and promises hereinafter contained and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, intending to be legally bound, VCM and the Trusts hereby agree as follows:

1.                                       The third sentence of Section 5(a) of the Agreement is deleted and replaced with the following:

“Unless otherwise terminated as provided herein, this Agreement shall continue in effect from the Effective Date through June 30, 2012 (such period, the “Initial Term”).”

2.                                       A new Section 29 of the Agreement is added as follows and a new Schedule E to the Agreement is attached hereto:

“VCM shall perform the Services in accordance with the standards set forth in Schedule E.  The parties agree to include additional mutually agreed upon standards prior to December 31, 2009. Additional standards that the parties mutually agree upon may also be added at anytime.  For the avoidance of doubt, the standards set forth in Schedule E are intended by the parties to help ensure service quality and the termination provision set forth in Schedule E shall be the Trusts’ sole remedy for a failure to meet the service standards unless such failure is also an independent breach by VCM of its standard of care as described in Section 6.”

3.            In all other respects, the Agreement is hereby ratified, confirmed and continued.

IN WITNESS WHEREOF, intending to be legally bound, the parties hereto have caused this Amendment to be duly executed all as of the day and year first above written.

VICTORY CAPITAL MANAGEMENT INC.

By:
Name:
Title:

THE VICTORY PORTFOLIOS, on behalf of its Funds, individually and not jointly

By:
Name:
Title:

THE VICTORY VARIABLE INSURANCE FUNDS, on behalf of its Funds, individually and not jointly

By:
Name:
Title:

SCHEDULE E

SERVICE STANDARDS

In the event that VCM fails to meet the same service standard listed below for two consecutive quarters, the Trusts shall have the right, exercisable over the next thirty days, to terminate this Agreement upon ninety days written notice to VCM.  Any failure to meet the standard due to a circumstance outside of VCM’s control shall not be deemed a failure by VCM to meet its standard.

Item	Standard

- NAV Calculation Accuracy	99% per quarter based on ICI guidelines

- NASDAQ Reporting Accuracy	98% per quarter

- Communication of NAV error	On the date of discovery.

- Written analysis that details the root cause and shareholder impact of a NAV error.	Within 24 hours of discovery (excluding weekends and holidays), unless extension agreed upon due to complexity of the issue.

- Final written analysis with mitigation plan.	Within 72 hours of discovery (excluding weekends and holidays), unless extension agreed upon due to complexity of the issue.